Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Deutsche Bank Securities Inc. by calling 1-800-503-4611 or by emailing prospectus.CPDG@db.com or from SMBC Nikko Securities America, Inc. by calling 212-224-5135 or by emailing prospectus@smbcnikko-si.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$500,000,000 5.813% NOTES DUE 2055

FINAL TERM SHEET

February 27, 2025

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Corporation
Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.
Security:	5.813% Senior Unsecured Notes due March 3, 2055 (the “Notes”)
Format:	SEC registered
Size:

US$500,000,000

One or more of the underwriters may sell to affiliates of Brookfield Wealth Solutions Ltd. and certain other institutional investors US$25,000,000 aggregate principal amount (if any) of the Notes at the public offering price (for which no underwriting discount or commissions will be paid).

Trade Date:	February 27, 2025
Expected Settlement Date:	March 3, 2025 (T+2)
Maturity Date:	March 3, 2055
Coupon:	5.813%
Interest Payment Dates:	March 3 and September 3, commencing September 3, 2025
Price to Public:	100.000%

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]
Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Yield:	5.813%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets
Redemption Provisions:
Make-Whole Call:	Prior to September 3, 2054 (six months prior to maturity), treasury rate plus 20 basis points
Par Call:	At any time on or after September 3, 2054 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes
CUSIP / ISIN:	11271L AP7 / US11271LAP76
Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC BofA Securities, Inc.
Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Brookfield Securities LLC

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

[1]	This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc.

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a twelfth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Twelfth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Twelfth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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